

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2024

Pierce H. Norton II
Chief Executive Officer
ONEOK, Inc.
100 West Fifth Street
Tulsa, OK 74103

      **Re:  ONEOK, Inc.**
           **Registration Statement on Form S-4**
           **Filed December 9, 2024**
           **File No. 333-283681**

Dear Pierce H. Norton II:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Purcell at 202-551-5351 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation

cc:    Julian Seiguer